SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

Allen Kronstadt

11820 Parklawn Drive, Suite 404

Rockville, MD 20852

Telephone: (301) 230-0174

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allen Kronstadt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER	9,669,086 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER	9,669,086 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,444,283 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 896,133 shares of common stock held in the name of the Reporting Person, 7,300 shares of common stock held by the Danielle Nicole Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 22,885 shares of common stock held by the Michael Benjamin Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 13,000 shares of common stock held by the Jamie Fay Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 181,618 shares of common stock held by the Bethesda Foundation, Inc., 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

CUSIP No. 05462D 10 1	13D	Page 3 of 8 Pages

(2)	Includes 896,133 shares of common stock held in the name of the Reporting Person, 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

(3)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 4,274,075 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and (ii) 4,274,075 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Axion International Holdings, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 180 South Street, Suite 104, New Providence, New Jersey.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Allen Kronstadt (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 11820 Parklawn Drive, Suite 404, Rockville, MD 20852.

(c)	The Reporting Person is the President of Kronstadt Realty Investors, Inc., a real estate investment and management firm, with its principal business address located at 11820 Parklawn Drive, Suite 404, Rockville, MD 20852.

(d)	The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 24, 2012, the Reporting Person purchased one of the Issuer’s 8.0% convertible promissory notes (the “Notes”) in the original principal amount of $1,709,629.97 which is initially convertible into 4,274,075 shares of Common Stock, and an associated warrant to purchase 4,274,075 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant. The Reporting Person converted the aggregate principal amount outstanding, together with all accrued and unpaid interest, under the Issuer’s demand promissory note which was issued by the Issuer to the Reporting Person pursuant to the Memorandum of Understanding dated April 25, 2012, among the Issuer, the Reporting Person and certain other investors. The total amount of funds used by the Reporting Person to purchase such demand promissory note was $1,666,667.00. Such funds were provided by the personal funds of the Reporting Person.

Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock and other securities reported in this Schedule 13D for investment purposes.

Pursuant to the Note Purchase Agreement dated as of August 24, 2012 (the “Note Purchase Agreement”), among the Issuer, Samuel G. Rose, MLTM Lending, LLC, Edward Lenkin, Judy Lenkin Lerner and the Reporting Person (collectively, the “Investors”), (i) the Reporting Person and the other Investors may acquire additional Notes and associated warrants of the Issuer, and (ii) the Reporting Person and the other Investors have the right to designate two nominees to be appointed to the Issuer’s board of directors to fill open directorships and, if the Investors purchase an aggregate principal amount of $5,000,000.00 of additional Notes of the Issuer, the Issuer’s board of directors will create one new directorship and the Investors will have the right to designate one nominee to be appointed by the Issuer’s board of directors to fill such newly created directorship.

The Reporting Person intends to review on a continuing basis its investments in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 9,444,283 shares of Common Stock, including (i) 4,274,075 shares of Common Stock issuable to the Reporting Person upon conversion of the Note held by the Reporting Person, (ii) 4,274,075 shares of Common Stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase Common Stock held by the Reporting Person, and (iii) 896,133 shares of common stock held in the name of the Reporting Person, which in the aggregate represents approximately 27.2% of the Common Stock outstanding as of August 27, 2012. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by (y) the Danielle Nicole Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, the Michael Benjamin Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, and the Jamie Fay Kronstadt Irrevocable Trust u/t/a dated February 26, 2001 (collectively, the “Trusts”), and (z) Bethesda Foundation, Inc.

Page 5 of 8 Pages

(b)	The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 9,669,086 shares of Common Stock.

(c)	During the 60 days immediately preceding the date of this Schedule 13D, the Reporting Person effected the following transactions in the securities of the Issuer:

On August 24, 2012, pursuant to the Note Purchase Agreement, the Reporting Person purchased one of the Issuer’s Notes in the original principal amount of $1,709,629.97 which is initially convertible into 4,274,075 shares of Common Stock, and an associated warrant to purchase 4,274,075 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant.

(d)	The Trusts and the Bethesda Foundation, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held in their respective names.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the sole trustee of the Trusts and is the President of the Bethesda Foundation, Inc.

Pursuant to the Note Purchase Agreement, the Issuer issued and sold to the Investors an aggregate principal amount of $5,128,519.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 12,821,302 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $1,709,629.97 which is initially convertible into 4,274,075 shares of Common Stock, and an associated warrant to purchase 4,274,075 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and such warrant.

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

Page 6 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Note Purchase Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 2. Security Agreement dated as of August 24, 2012, among the Issuer, Axion International, Inc. and the Investors (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 3. Registration Rights Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 4. 8.0% Convertible Promissory Note issued by the Issuer in favor of the Reporting Person or registered assigns on August 24, 2012

Exhibit 5. Warrant to Purchase Common Stock issued by the Issuer in favor of the Reporting Person or his permitted assigns on August 24, 2012

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2012

By:	/s/ Allen Kronstadt
Name:	Allen Kronstadt

Page 8 of 8 Pages